NEWS RELEASE
Precision Drilling Trust Announces
Offering of Trust Units
Calgary, Alberta, Canada — February 9, 2009
This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release.
Precision Drilling Trust (“Precision” or the “Trust”) announced that it has filed a preliminary prospectus supplement for a new issue of trust units of the Trust in all provinces of Canada and in the United States (the “Offering”). Aggregate gross proceeds from the Offering are presently anticipated to be approximately U.S.$150 million. RBC Capital Markets and Deutsche Bank Securities Inc. will act as joint bookrunners for the Offering. Through this Offering and other initiatives, Precision is taking steps to reduce outstanding indebtedness under its bridge facility and outstanding convertible notes, which were assumed in connection with Precision’s acquisition of Grey Wolf, Inc. in December 2008, by an aggregate amount of approximately U.S.$400 million.
This news release is not an offer to sell trust units and is not soliciting an offer to buy trust units. The Trust has applied to list the trust units offered by the preliminary prospectus supplement on each of the Toronto Stock Exchange and the New York Stock Exchange. Listing will be subject to the Trust fulfilling all of the listing requirements of each of the Toronto Stock Exchange and the New York Stock Exchange.
You may obtain a copy of the base shelf prospectus, the preliminary prospectus supplement and any further prospectus supplement from RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5H 2X4 (fax: 416-313-6066) in Canada or RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Centre, 200 Vesey Street, 8th Floor, New York, NY 10281-8098 (fax: 212-428-6260), or from Deutsche Bank Securities, Prospectus Department, at 100 Plaza One, Jersey City, New Jersey 07311, (800) 503-4611.
About Precision
Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.
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4200, 150 — 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.264.0251

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Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.
Cautionary Statement Regarding Forward-Looking Statements
Statements about Precision’s expectations and all other statements in this news release, other than historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may also constitute “forward-looking information” within the meaning of applicable Canadian securities legislation. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside of Precision’s control, which could cause actual results to differ materially from such statements. Forward-looking statements or information in this news release include but are not limited to the timing of the pricing of the Offering. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are changes in market conditions and failure to obtain required regulatory approval. Readers are cautioned not to place undue reliance on forward-looking information. No assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur or, if any of them do so, what benefits Precision will derive therefrom.
For further information, please contact:
David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust
(403) 716-4575
(403) 716-4755 (FAX)
4200, 150 — 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website: www.precisiondrilling.com
4200, 150 — 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.264.0251
www.precisiondrilling.com